UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                             BKF CAPITAL GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    05548G102
                                 (CUSIP Number)

           John A. Levin                             John C. Kennedy
     John A. Levin & Co., Inc.                    Paul, Weiss, Rifkind,
       One Rockefeller Plaza                      Wharton & Garrison LLP
      New York, New York 10020                 1285 Avenue of the Americas
          (212) 332-8400                      New York, New York 10019-6064
                                                     (212) 373-3000


             -------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                December 23, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 05548G102               SCHEDULE 13D                 Page 2 of 6 Pages
----------------------                                      --------------------


 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John A. Levin
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3.    SEC USE ONLY


--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS

       Not applicable.
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLO0SURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
                                      7.   SOLE VOTING POWER

                                           594,251 shares of Common Stock
                                     -------------------------------------------
          NUMBER OF                   8.   SHARED VOTING POWER
            SHARES
         BENEFICIALLY                      29,920 shares of Common Stock
           OWNED BY                 -------------------------------------------
             EACH
       REPORTING PERSON               9.   SOLE DISPOSITIVE POWER
             WITH
                                            594,251 shares of Common Stock
                                     -------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER

                                           29,920 shares of Common Stock
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       624,171 shares of Common Stock
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [_]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.7%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

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----------------------                                      --------------------
CUSIP NO. 05548G102               SCHEDULE 13D                 Page 3 of 6 Pages
----------------------                                      --------------------



                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

This Amendment No. 2 to Schedule 13D is being filed because the percentage of the total number of outstanding Common Stock shares that Mr. Levin owns has decreased by more than one percent as a result of share issuances by BKF.

Item 1.    Security and Issuer

Item 1 is hereby amended by the addition of the following paragraph:

"This Amendment No. 2 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on July 8, 1996 and amended on March 23, 2000 relating to shares of common stock, par value $1.00 per share (the "Common Stock"), of BKF Capital Group, Inc., a Delaware corporation ("BKF"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D."

Item 2.    Identity and Background

No material change.

Item 3.    Source and Amount of Funds or Other Consideration

The source of funds used for the purchases described herein were personal funds of Mr. Levin.

Item 4.    Purpose of Transaction

No material change.

Item 5.    Interest in Securities of the Issuer

            Mr. Levin's beneficial ownership of Common Stock is as follows:

            (a) Number of shares beneficially owned:

            624,171

            (b) Percent of class:

            8.7%(1)


---------------
(1) Such percentage is based upon 7,175,516 shares of Common Stock outstanding, which is the total number of shares outstanding as of December 23, 2004.

----------------------                                      --------------------
CUSIP NO. 05548G102               SCHEDULE 13D                 Page 4 of 6 Pages
----------------------                                      --------------------



            (c) Number of shares as to which Mr. Levin has:

            (i) Sole power to vote or to direct the vote:

            594,251

            (ii) Shared power to vote or to direct the vote:

            29,920

            (iii) Sole power to dispose or to direct the disposition of:

            594,251

            (iv) Shared power to dispose or to direct the disposition of:

            29,920

            Mr. Levin is deemed to be the beneficial owner of 604,575 shares of Common Stock as a result of the following:

                  (a) Mr. Levin directly owns 594,251 shares of Common Stock, over which he has sole voting and dispositive power. 20,321 shares of Common Stock of the 594,251 shares directly owned are shares of restricted common stock that Mr. Levin was granted under the BKF Capital Group, Inc. 1998 Incentive Compensation Plan. These shares will vest on March 9, 2007.

                  (b) 11,596 shares of Common Stock are owned by revocable trusts with respect to which Mr. Levin was the grantor. Mr. Levin shares voting and dispositive power over these shares.

                  (c) 7,311 shares of Common Stock are held in accounts managed by John A. Levin & Co. for the benefit of Mr. Levin's spouse. Mr. Levin shares voting and dispositive power over these shares.

                  (d) 11,013 shares of Common Stock are owned by a family foundation of which Mr. Levin is an executive officer and a director. Mr. Levin shares voting and dispositive power over these shares.

Notwithstanding anything to the contrary contained in this Schedule 13D, and in accordance with Rule 13d-4 promulgated under the Exchange Act, the filing of this Schedule 13D shall not be construed as an admission that Mr. Levin is the beneficial owner of the shares referred to in paragraphs (b), (c) and (d) above.

----------------------                                      --------------------
CUSIP NO. 05548G102               SCHEDULE 13D                 Page 5 of 6 Pages
----------------------                                      --------------------



On December 23, 2004, Mr. Levin exercised options to purchase 35,570 shares of Common Stock for an exercise price of $13.0313. 7,810 of such shares were withheld to satisfy tax withholding obligations in connection with such exercise. Except as set forth in this paragraph, John A. Levin has not effected any transaction in the shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material change.

----------------------                                      --------------------
CUSIP NO. 05548G102               SCHEDULE 13D                 Page 6 of 6 Pages
----------------------                                      --------------------



                                    SIGNATURE

After reasonable inquiry and to his best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2004

                                             By: /s/ John A. Levin
                                                 ------------------------
                                                 John A. Levin